Exhibit 99.3

AMENDMENT TO THE

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Pursuant to Section 15.1 of the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan (the “Plan”), the following amendment to the Plan is adopted.

1.

The heading of Section 7.6 of the Plan shall be amended in its entirety to read “Investment Choices of Certain Participants with Respect to Longs Drug Stores Stock.”

2.

Section 7.6 of the Plan shall be amended to delete the phrase “age fifty-two (52)” wherever it appears therein and by substituting*in its place the phrase “age fifty (50) (prior to January 1, 2003, age fifty-two (52)).”

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This Amendment shall become effective as of January 1, 2003.